30 May 2007 Date

RECEIVED
2007 JUN -6 A 8:44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

By fax (+1 202 772 9207) and post

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

+46 8 6147852 Tel
+46 8 6148770 Fax
+46 706079269 Mobile

Attention: Division of International Corporate Finance

SUPPL

Re: Rule 12g3-2(b) submission by Nordea AB (publ) – File No. 082-04184

Ladies and Gentlemen:

Please find enclosed the following document that is being furnished pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"):

Press release: **Directed offer for C-shares for Long Term Incentive Programme 2007**

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

If you have any questions or comments or require further information, please contact the undersigned or, in my absence, Christopher Casselblad telephone: 46-8-6148168.

Respectfully submitted

07024174

PROCESSED
JUN 11 2007
THOMSON
FINANCIAL

Nordea Bank AB (publ)

Johan Ekwall

Copenhagen, Helsinki, Oslo, Stockholm, 30 May, 2007 1(1)

Directed offer for C-shares for Long Term Incentive Programme 2007

The Board of Directors of Nordea Bank AB (publ) has today decided, in accordance with an authorisation given by the Annual General Meeting on 13 April 2007, on a directed offer for the acquisition of shares to the subscriber of C-shares in Nordea, i.e. Alecta pensionsförsäkring, ömsesidigt ("Alecta"). The offer is part of the implementation of Nordea's Long Term Incentive Programme 2007 and includes all 3,120,000 C-shares which Nordea has previously issued.

Acquisition shall be made during the period 30 May –15 June 2007. Payment for acquired shares shall be made in cash with at a lowest price of EUR 1 and a highest price of EUR 1.05 per share, the price per share to be EUR 1 plus accrued interest, based on Euribor for the relevant period in question plus 1.00 percentage units calculated on a 30/360 day basis, for the period commencing on and including the day on which Alecta has fulfilled payments in relation to the issue of C-Shares up to but excluding the day on which Nordea has fulfilled payments in relation to this directed offer. Based on current interest rates the price is expected to amount to approximately EUR 1.002 per share. Nordea currently holds 5 424 597 own ordinary shares and no own C-shares.

Alecta has informed Nordea that it intends to accept the offer.

Subsequent to all 3,120,000 C-shares having been acquired the Board intends to convert them to ordinary shares.

For further information:
Steen Christensen, Group Human Resources, +45 3333 3049
Torben Laustsen, Group Identity and Communications, +46 8 614 7916

Nordea's vision is to be perceived as the leading Nordic bank, acknowledged for its people, creating superior value for customers and shareholders. We are making it possible for our customers to reach their goals by providing a wide range of products, services and solutions within banking, asset management and insurance. Nordea has around 10 million customers, more than 1,100 branch offices and a leading netbanking position with 4.6 million e-customers. The Nordea share is listed on the stock exchanges in Stockholm, Helsinki and Copenhagen.

END